Exhibit 99.2

ITW Conference Call

First Quarter

2006

ITW
Agenda

1. Introduction……………………..John Brooklier

2. Financial Overview……………...Ron Kropp

3. Manufacturing Segments……… John Brooklier

4. Forecast 2006……………….…. Ron Kropp

5. Q & A………………....…………John Brooklier/Ron Kropp

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions, base revenue growth, earnings growth, operating income, tax rates, use of free cash and potential acquisitions for the 2006 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food institutional and retail, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community, Asia and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

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Telephone replay available through midnight of May 5, 2006

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2005 Q1	2006 Q1	F(U) Last Year Amount	%
Operating Revenues	3,051.9	3,297.0	245.1	8.0%
Operating Income	458.7	540.0	81.3	17.7%
% of Revenues	15.0%	16.4%	1.4%	
Net Income				
Income Amount	312.3	366.5	54.2	17.4%
Income Per Share-Diluted	1.06	1.29	0.23	21.7%
Average Invested Capital	8,247.2	8,594.6	(347.4)	-4.2%
Return on Average Invested Capital	15.0%	17.3%	2.3%	
Free Operating Cash Flow	238.9	320.7	81.8	34.2%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	6.1%	16.2%	1.4%
Nonvolume-related	-	2.2%	0.3%
Total	6.1%	18.4%	1.7%
Acquisitions / Divestitures	5.3%	1.9%	-0.5%
Translation	-2.6%	-2.0%	0.1%
Impairment	-	-0.2%	-
Restructuring	-	-0.4%	-
Intercompany	-0.8%	-	0.1%
Total	8.0%	17.7%	1.4%

ITW
Non Operating & Taxes

Operating Income	**458.7**	**540.0**	**81.3**	**17.7%**
Interest Expense	**(20.2)**	**(18.9)**	**1.3**	
Investment Income	**20.9**	**10.2**	**(10.7)**	
Other Income(Expense)	**3.2**	**(0.1)**	**(3.3)**	
Net Income-P/T	**462.6**	**531.2**	**68.6**	**14.8%**
Income Taxes	**150.3**	**164.7**	**(14.4)**	
% to Pre Tax Income	**32.5%**	**31.0%**	**1.5%**	
Net Income-A/T	**312.3**	**366.5**	**54.2**	**17.4%**

ITW
Invested Capital

	3/31/05	12/31/05	3/31/06
Trade Receivables	2,132.5	2,098.3	2,191.7
Days Sales Outstanding	62.9	58.1	59.8
Inventories	1,361.4	1,203.1	1,279.1
Months on Hand	2.0	1.7	1.8
Other Current Assets	309.4	439.8	426.8
Accounts Payable & Accruals	(1,585.3)	(1,747.8)	(1,715.1)
Operating Working Capital	2,218.0	1,993.4	2,182.5
% to Revenue(Prior 4 Qtrs.)	19%	16%	17%
Net Plant & Equipment	1,875.2	1,807.1	1,843.2
Investments	981.0	896.5	890.2
Goodwill and Intangibles	3,336.2	3,678.9	3,956.0
Other, net	(0.8)	11.8	(70.5)
Invested Capital	8,409.6	8,387.7	8,801.4

ITW
Debt & Equity

	3/31/05	12/31/05	3/31/06
Total Capital			
Short Term Debt	**786.0**	**252.9**	**230.8**
Long Term Debt	**967.8**	**958.3**	**959.9**
Total Debt	**1,753.8**	**1,211.2**	**1,190.7**
Stockholders' Equity	**7,708.7**	**7,546.9**	**8,065.2**
Total Capital	**9,462.5**	**8,758.1**	**9,255.9**
Less:			
Cash	**(1,052.9)**	**(370.4)**	**(454.5)**
Net Debt & Equity	**8,409.6**	**8,387.7**	**8,801.4**
Debt to Total Capital	**19%**	**14%**	**13%**

ITW
Cash Flow

	2005 Q1	2006 Q1
Net Income	312.3	366.5
Adjust for Non-Cash Items	186.0	120.5
Changes in Operating Assets & Liabilities	(195.4)	(98.0)
Net Cash From Operating Activities	302.9	389.0
Additions to Plant & Equipment	(64.0)	(68.3)
Free Operating Cash Flow	238.9	320.7
Stock Repurchase	(189.7)	-
Acquisitions	(188.4)	(199.0)
Purchase of Investments	(70.7)	(2.1)
Dividends	(81.7)	(92.6)
Debt	630.8	(23.1)
Proceeds from Investments	15.4	12.3
Other	31.0	67.9
Net Cash Increase	385.6	84.1

ITW
Return on Average Invested Capital

	2005	2006	F(U)
Current Quarter	**Q1**	**Q1**	**Prior Yr.**
Operating Income after Taxes	309.6	372.6	63.0
Operating Margins	10.1%	11.3%	1.2%
Average Invested Capital	8,247.2	8,594.6	(347.4)
Capital Turnover	1.48	1.53	0.05
Return on Average Invested Capital	15.0%	17.3%	2.3%

ITW
Acquisitions

	2005				2006			
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Annual Revenues Acquired	151	36	105	292	353	-	-	-
Purchase Price								
Cash Paid	188	12	113	314	199	-	-	-
Stock Issued	-	-	-	-	163	-	-	-
Total	188	12	113	314	362	-	-	-
Number of Acquisitions								
North America								
Engineered Products	1	1	5	4	2	-	-	-
Specialty Systems	1	-	3	1	2	-	-	-
International								
Engineered Products	-	1	-	-	4	-	-	-
Specialty Systems	1	1	3	-	3	-	-	-
Total	3	3	11	5	11	-	-	-

Key Economic Data

- **March '06 ISM Index: reasonably strong at 55.2%; March '06 new order index at 58.4%**

- **US Industrial Production (ex. Tech.): +3.7% in March '06 compared to +2.4% in December '05**

- **Weaker fundamentals in Europe**
  EuroZone industrial production: +2.4%
  - **UK industrial production: -1.4%**
  - **France industrial production: -0.6%**
  Euro-Zone ISM: 56.1% in March '06

ITW
Engineered Products - North America

	2005 Q1	2006 Q1	F(U) Last Year Amount	%
Operating Revenues	918.2	1,043.4	125.2	13.6%
Operating Income	144.4	176.8	32.4	22.5%
Operating Margins	15.7%	16.9%	1.2%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	6.6%	16.8%	1.5%
Nonvolume-related	-	-0.5%	-
Total	6.6%	16.3%	1.5%
Acquisitions / Divestitures	6.7%	4.4%	-0.4%
Translation	0.3%	0.5%	-
Impairment	-	-0.3%	-0.1%
Restructuring	-	1.6%	0.2%
Total	13.6%	22.5%	1.2%

Engineered Products - North America
Key Points

- Total construction: +8% for Q1 '06

- Wilsonart (high pressure laminate): base revenues +11% in Q1 '06
  - largely due to new products introduced in the flooring and base
    laminate units

- ITW construction (tools and fasteners) base revenues: +5% for Q1
  '06
  - commercial: low double-digit growth in Q1 '06
  - new housing: +7% in Q1 '06
  - renovation: flat in Q1 '06

Engineered Products - North America
Key Points

- Auto base revenues: +2% for Q1 '06
- Big 3 build rates: +2% for Q1 '06
  - GM: +6%
  - Ford: -3%
  - Chrysler: +4%
  - New domestics: +11%
- Big 3 inventories: 80 days at 3-31-06
  - GM: 86 days
  - Ford: 77 days
  - Chrysler: 76 days
- New domestics' inventories: 55 days at 3-31-06
- ITW Big 3 auto build forecast for 2006:
  - Down 2% to 4% for full year '06
- Industrial: base revenues +8% for Q1 '06
  - Top performers: Minigrip/ZipPak, Polymers, Fluid Products

ITW
Engineered Products - International

	2005 Q1	2006 Q1	F(U) Last Year Amount	%
Operating Revenues	647.8	626.9	(20.9)	-3.2%
Operating Income	84.5	75.8	(8.7)	-10.2%
Operating Margins	13.0%	12.1%	-0.9%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	0.6%	1.9%	0.2%
Nonvolume-related	-	-1.7%	-0.2%
Total	0.6%	0.2%	0.0%
Acquisitions / Divestitures	3.0%	0.9%	-0.2%
Translation	-6.8%	-6.3%	-
Impairment	-	-1.9%	-0.3%
Restructuring	-	-3.1%	-0.4%
Total	-3.2%	-10.2%	-0.9%

Engineered Products - International
Key Points

- **Construction base revenues: -1% in Q1 '06**
  - **Europe: -1% (slowing in UK/Ireland)**
  - **Austral-Asia: -1% (commercial/retail weakness in Australia)**
  - **Wilsonart Intl.: -3% (weakness in China and the UK offset growth in Germany)**
- **Automotive base revenues: +3% in Q1 '06**
  - **Builds: +2% in Q1 '06**
  - **Fiat: +27.9%; D/C: +7.9%; BMW: +4.5%; Ford Group: +2.7%; VW Group: +2.6%; Citroen/Peugeot: -10.9%; GM Group: -5.9%**
  - **ITW FY '06 forecast: +2% to +3%**
- **Industrial base revenues: +2% in Q1 '06**
  - **Polymers: +5%; Electronic Component Packaging: +17%; Industrial Plastics: -3%**

ITW
Specialty Systems - North America

	2005 Q1	2006 Q1	F(U) Last Year	
			Amount	%
Operating Revenues	1,005.9	1,138.4	132.5	13.2%
Operating Income	176.2	218.4	42.2	23.9%
Operating Margins	17.5%	19.2%	1.7%	

Specialty Systems - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	9.6%	22.1%	2.0%
Nonvolume-related	-	1.7%	0.3%
Total	9.6%	23.8%	2.3%
Acquisitions / Divestitures	3.2%	0.5%	-0.5%
Translation	0.4%	0.5%	-
Impairment	-	0.8%	0.1%
Restructuring	-	-1.7%	-0.2%
Total	13.2%	23.9%	1.7%

Specialty Systems - North America
Key Points

- **Welding base revenues: 22% growth in Q1 '06 due primarily to demand for replacement products and new product introductions**

- **Total Packaging: +6% base revenue growth in Q1 '06**
  - **Signode packaging: +4% base revenue growth; strong machinery sales**
  - **Other industrial packaging units (stretch/paper) grew base revenues double-digit in the quarter**

- **Food Equipment base revenues: 5% growth in Q1 '06; restaurant/institutional side of business prospers**

- **Finishing: +12% base revenue growth in Q1 '06**

ITW
Specialty Systems - International

	2005 Q1	2006 Q1	F(U) Last Year Amount	%
Operating Revenues	590.6	622.6	32.0	5.4%
Operating Income	53.7	68.9	15.2	28.4%
Operating Margins	9.1%	11.1%	2.0%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	4.4%	18.8%	1.2%
Nonvolume-related	-	15.7%	1.4%
Total	4.4%	34.5%	2.6%
Acquisitions / Divestitures	8.4%	1.4%	-0.8%
Translation	-7.4%	-10.0%	-0.1%
Impairment	-	-0.5%	-
Restructuring	-	3.0%	0.3%
Total	5.4%	28.4%	2.0%

Specialty Systems - International
Key Points

- **Welding: base revenue +18% in Q1 '06 due to stronger sales in Asia**

- **Total packaging: +3% in Q1 '06**
  -Signode industrial packaging declined 5% in Europe and grew 9% in Asia/Pacific

- **Food Equipment: base revenues +3% in Q1 '06; most growth emanating from institutional demand in Europe**

- **Finishing: base revenues grew 8% in Q1 '06**

ITW
2006 Forecast

	Low	High	Mid Point
2nd Quarter			
Base Revenues	4.2%	6.2%	5.2%
Income Per Share-Diluted	$1.52	$1.58	$1.55
%F(U) 2005	18%	22%	20%
Full Year			
Base Revenues	4.6%	6.0%	5.3%
Income Per Share-Diluted	$5.89	$6.07	$5.98
%F(U) 2005	13%	17%	15%

ITW 2006 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $800 million to $1.0 billion range.**

- **Restructuring cost of $30 to $50 million.**

- **No further impairment of goodwill/intangibles.**

- **Nonoperating investment income of $50 to $60 million, which is lower than 2005 by $70 to $80 million.**

- **Tax rate of 31.0% for the 2nd quarter and the full year.**

ITW Conference Call

Q & A

First Quarter

2006